EXHIBIT (a)(10)


Translation of German advertisement

PART I

Important information for shareholders of Celanese AG


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PART II

Acceptance period expires on March 15, 2004

BCP Crystal Acquisition GmbH & Co KG offers the shareholders of Celanese AG EUR
32.50 per share in cash. The Board of Management and the Supervisory Board of Celanese AG recommend that shareholders accept the offer. Please refer also to the reasoned opinions of the Board of Management and the Supervisory Board which are available at www.celanese.com.

Do you have any further questions about the offer?

Your financial advisor of your custodian bank is informed and can give you further information. Furthermore, our investor hotline is available to you at 0800 5600815.